SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                                  SCHEDULE 13G
                    Under the Securities Exchange Act of 1934

                                 Amendment No. 4

Name of
Issuer:  AMERICAN STUDIOS, INC.

Title of Class
of Securities:                      Common Stock

CUSIP Number:                       030102 10 7

 1)      NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

         RANDY J. BATES
         SSN:  ###-##-####

 2)      MEMBER OF A GROUP:
                                (a)  N/A         (b) N/A

 3)      SEC USE ONLY:


 4)      CITIZENSHIP OR PLACE OF ORGANIZATION:

         UNITED STATES

         NUMBER OF SHARES BENEFICIALLY OWNED BY REPORTING PERSON WITH:

 5)  Sole Voting Power:            0    Not Applicable
 6)  Shared Voting Power:          0    Not Applicable
 7)  Sole Dispositive Power:       0    Not Applicable
 8)  Shared Dispositive Power:     0    Not Applicable

 9)  AGGREGATE AMOUNT BENEFICIALLY OWNED:  Not Applicable

10)  AGGREGATE AMOUNT IN ROW (9) EXCLUDES SHARES:  Not Applicable

11)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):  Not Applicable

12)  TYPE OF REPORTING PERSON:  IN




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ITEM 1(a).                 NAME OF ISSUER:

                           American Studios, Inc.

ITEM 1(b).                 ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

                           11001 Park Charlotte Boulevard
                           Charlotte, NC 28273

ITEM 2(a).                 NAME OF PERSON FILING:

                           Randy J. Bates

ITEM 2(b).                 ADDRESS OR PRINCIPAL BUSINESS OFFICE OR, IF NONE,
                           RESIDENCE:

                           7 Sunrise Point Lane
                           Lake Wylie, SC 29710

ITEM 2(c).                 CITIZENSHIP:

                           United States

ITEM 2(d).                 TITLE OF CLASS SECURITIES:

                           Common Stock

ITEM 2(e).                 CUSIP NUMBER:

                           030102 10 7

ITEM 3.                    Not Applicable


ITEM 4.                    OWNERSHIP:


                           (a)      Number of Shares
                                    Beneficially Owned:          Not Applicable

                           (b)      Percent of Class:            Not Applicable

                                                                  Number
                           (c)      Powers                     Of Shares
                                    ------------------------   ---------
                                    Sole power to vote or         0  Not Applicable
                                    to direct the vote

                                    Shared power to vote or       0  Not Applicable
                                    to direct the vote

                                    Sole power to dispose         0  Not Applicable
                                    or to direct disposition

                                    Shared power to dispose       0  Not Applicable
                                    or to direct disposition



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ITEM 5.               OWNERSHIP OF 5% OR LESS OF A CLASS:

                      Randy J. Bates has ceased to be the owner of more than 5% of the outstanding Common Stock of this issuer.

ITEM 6.               OWNERSHIP OF MORE THAN 5% ON BEHALF OF ANOTHER PERSON:

                      Not Applicable

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE ULTIMATE PARENT COMPANY:

                      Not Applicable

ITEM 8.               IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE
                      GROUP:

                      Not Applicable

ITEM 9.               NOTICE OF DISSOLUTION OF GROUP:

                      Not Applicable

ITEM 10.              CERTIFICATION:

                      Not Applicable



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                                   SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                AMERICAN STUDIOS, INC.


                                                /s/  RANDY J. BATES
                                                Randy J. Bates

Date:   February 10, 1997

As of:  January 23, 1997



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